EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2008	12/31/2007
Computation of Earnings:

Income before income taxes and minority interests	$442	$201

Adjustments to income

Add: Distributed income from less than 50% owned companies	2	1

Add: Fixed charges as presented below	323	341

Subtract: Interest capitalized	0	0

Add: Amortization of interest previously capitalized	0	0

Earnings	$767	$543

Computation of fixed charges:

Interest incurred	$291	$307

Interest capitalized	0	0

Amortization of debt related costs	11	11

Portion of rental expense representative of interest (1)	21	23

Total fixed charges	$323	$341

Ratio of earnings to fixed charges (2)	2.4	1.6

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.